Supplemental Material for Financial Results for FY2017 (Consolidated)

< U.S. GAAP >

	FY2016										FY2017										FY2018
	1Q (2015/4-6)		2Q (2015/7-9)		3Q (2015/10-12)		4Q (2016/1-3)		12 months (’15/4-’16/3)		1Q (2016/4-6)		2Q (2016/7-9)		3Q (2016/10-12)		4Q (2017/1-3)		12 months (’16/4-’17/3)		Forecast 12 months (’17/4-’18/3)
Vehicle Production (thousands of units)	2,093		2,166		2,146		2,171		8,576		2,149		2,240		2,240		2,347		8,975
(Japan) –including Daihatsu & Hino	941		1,000		1,010		1,030		3,981		934		1,059		1,013		1,104		4,109
[Daihatsu & Hino]	[193	]	[187	]	[205	]	[224	]	[809	]	[194	]	[215	]	[236	]	[277	]	[921	]
(Overseas) –including Daihatsu & Hino	1,152		1,166		1,136		1,141		4,595		1,215		1,181		1,227		1,243		4,866
[Daihatsu & Hino]	[80	]	[68	]	[80	]	[74	]	[302	]	[86	]	[95	]	[114	]	[105	]	[400	]
North America	527		462		464		516		1,970		527		508		494		534		2,063
Europe	135		132		152		145		565		144		135		175		183		637
Asia	372		438		414		382		1,605		420		409		434		411		1,674
Central and South America	65		75		55		60		255		69		69		76		68		282
Oceania	24		28		23		21		95		21		27		22		19		88
Africa	29		31		28		17		105		34		33		26		28		122
Vehicle Sales (thousands of units)	2,114		2,164		2,215		2,189		8,681		2,172		2,191		2,280		2,327		8,971		8,900
[First Half 6 months]									[4,278	]									[4,363	]	[4,390	]
(Japan) –including Daihatsu & Hino	470		514		493		583		2,059		511		567		534		661		2,274		2,200
[Daihatsu & Hino]	[129	]	[137	]	[141	]	[186	]	[592	]	[132	]	[146	]	[150	]	[195	]	[623	]	[650	]
(Overseas) –including Daihatsu & Hino	1,644		1,650		1,722		1,606		6,622		1,661		1,624		1,746		1,666		6,697		6,700
[Daihatsu & Hino]	[76	]	[66	]	[70	]	[70	]	[282	]	[72	]	[70	]	[82	]	[78	]	[302	]	[310	]
North America	729		684		728		698		2,839		715		684		745		692		2,837		2,820
Europe	206		201		210		226		844		222		212		233		257		925		920
Asia	328		325		362		329		1,345		384		381		428		395		1,588		1,600
Central and South America	98		112		90		93		392		101		110		103		96		409		410
Oceania	62		61		75		61		260		64		65		66		66		260		270
Africa	52		55		44		40		191		43		47		44		46		180		190
Middle East	167		210		211		158		744		130		124		125		113		491		490
Other	2		2		2		1		7		2		1		2		1		7
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,502		2,477		2,652		2,463		10,094		2,529		2,538		2,645		2,539		10,251		10,250
Housing Sales (units)	891		1,533		1,335		1,992		5,751		1,185		1,611		1,282		6,243		10,321		17,500

Supplemental 1

Supplemental Material for Financial Results for FY2017 (Consolidated)

< U.S. GAAP >

	FY2016					FY2017						FY2018
	1Q (2015/4-6)	2Q (2015/7-9)	3Q (2015/10-12)	4Q (2016/1-3)	12 months (’15/4-’16/3)	1Q (2016/4-6)	2Q (2016/7-9)	3Q (2016/10-12)	4Q (2017/1-3)	12 months (’16/4-’17/3)		Forecast 12 months (’17/4-’18/3)
Foreign Exchange Rates
Yen to US Dollar Rate	121	122	121	115	120	108	102	109	114	108		as premise: 105
Yen to Euro Rate	134	136	133	127	133	122	114	118	121	119		as premise: 115
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	47.9	45.4	49.5	44.9	46.8	49.7	49.3	47.9	45.3	47.8		approximately: 47.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	43.3	42.3	45.9	42.0	43.2	47.0	46.1	45.3	42.6	45.0
Number of Employees	349,131	349,508	349,766	348,877	348,877	354,974	355,264	357,072	364,445	364,445	(Note 1)
Net Revenues (billions of yen)	6,987.6	7,103.8	7,339.8	6,971.7	28,403.1	6,589.1	6,481.4	7,084.1	7,442.4	27,597.1		27,500.0
Geographic Information
Japan	3,501.9	3,720.2	3,851.6	3,685.6	14,759.4	3,361.4	3,619.0	3,772.4	4,077.9	14,830.8
North America	2,840.4	2,690.3	2,856.9	2,664.1	11,051.9	2,534.5	2,341.8	2,712.2	2,650.4	10,239.0
Europe	644.0	665.2	656.9	695.0	2,661.3	621.8	604.0	675.2	779.8	2,681.0
Asia	1,142.9	1,298.1	1,361.1	1,201.5	5,003.8	1,182.6	1,118.9	1,261.2	1,257.0	4,819.8
Other	596.2	588.5	558.8	466.5	2,210.2	521.5	525.0	559.9	554.5	2,161.0
Elimination	-1,738.0	-1,858.6	-1,945.6	-1,741.3	-7,283.7	-1,632.8	-1,727.5	-1,896.9	-1,877.3	-7,134.7
Business Segment
Automotive	6,411.3	6,471.5	6,715.0	6,379.4	25,977.4	6,029.0	5,908.9	6,469.5	6,674.2	25,081.8
Financial Services	470.3	479.6	483.9	462.2	1,896.2	438.9	432.0	476.0	476.6	1,823.6
All Other	256.9	294.5	283.0	342.7	1,177.3	249.0	283.8	276.0	512.1	1,321.0
Elimination	-150.9	-141.9	-142.1	-212.7	-647.9	-127.8	-143.4	-137.4	-220.5	-629.3
Operating Income (billions of yen)	756.0	827.4	722.2	548.3	2,853.9	642.2	474.6	438.5	438.9	1,994.3		1,600.0
(Operating Income Ratio) (%)	(10.8)	(11.6)	(9.8)	(7.9)	(10.0)	(9.7)	(7.3)	(6.2)	(5.9)	(7.2)		(5.8)
Geographic Information
Japan	475.8	482.3	392.7	326.5	1,677.5	290.3	194.3	209.3	508.2	1,202.2
North America	126.8	148.5	150.7	102.6	528.8	171.4	139.8	70.6	-70.7	311.1
Europe	7.8	22.3	20.5	21.6	72.4	9.0	25.5	18.1	-64.9	-12.2
Asia	100.0	144.0	134.8	70.2	449.1	127.4	95.3	124.6	87.7	435.1
Other	38.0	28.8	25.0	16.9	108.9	27.3	25.5	24.1	-18.3	58.6
Elimination	7.3	1.2	-1.6	10.2	17.1	16.6	-5.9	-8.3	-3.0	-0.6
Business Segment
Automotive	677.5	713.7	607.6	449.9	2,448.9	543.4	393.9	382.7	372.8	1,692.9
Financial Services	70.1	95.6	99.2	74.1	339.2	90.2	61.9	42.6	27.5	222.4
All Other	12.2	14.9	17.8	21.3	66.5	10.3	16.9	16.5	37.5	81.3
Elimination	-4.0	2.9	-2.5	2.7	-0.7	-1.7	1.8	-3.3	0.9	-2.3
Income before Income Taxes (billions of yen)	845.2	829.8	777.7	530.4	2,983.3	677.0	499.4	587.5	429.7	2,193.8		1,800.0
(Income before Income Taxes Ratio) (%)	(12.1)	(11.7)	(10.6)	(7.6)	(10.5)	(10.3)	(7.7)	(8.3)	(5.8)	(7.9)		(6.5)
Equity in Earnings of Affiliated Companies (billions of yen)	100.9	60.7	106.0	61.3	329.0	90.0	78.3	89.6	104.0	362.0		350.0
Net Income (billions of yen)	646.3	611.7	627.9	426.6	2,312.6	552.4	393.7	486.5	398.4	1,831.1		1,500.0	(Note 2)
(Net Income Ratio) (%)	(9.3)	(8.6)	(8.6)	(6.1)	(8.1)	(8.4)	(6.1)	(6.9)	(5.4)	(6.6)		(5.5)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	311.3	—	334.1	645.5	—	300.3	—	327.2	627.5	(Note 3)
Cash Dividends per Share (yen)	—	100	—	110	210	—	100	—	110	210
Payout Ratio (%)	—	25.0	—	32.2	28.3	—	32.1	—	37.3	34.6
Model AA Class Shares
Cash Dividends (billions of yen)	—	1.2	—	1.2	2.4	—	2.4	—	2.4	4.9	(Note 3)
Cash Dividends per Share (yen)	—	26	—	26	52	—	52.5	—	52.5	105
Value of Shares Repurchased (billions of yen) [actual purchase]	—	249.1	300.8	232.6	782.6	147.7	352.2	104.7	95.1	699.9	(Note 4)
Value of Shares Repurchased (billions of yen) [shareholder return]	—	139.3	—	499.9	639.3	—	199.9	—	250.0 (maximum )	449.9 (maximum	(Note 4) )(Note 5)
Number of Shares Canceled (thousands)	—	—	80,000	—	80,000	—	—	75,000	—	75,000	(Note 6)
Number of Outstanding Common Shares (thousands)	3,417,997	3,417,997	3,337,997	3,337,997	3,337,997	3,337,997	3,337,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	—	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2017 (Consolidated)

< U.S. GAAP >

	FY2016					FY2017						FY2018
	1Q (2015/4-6)	2Q (2015/7-9)	3Q (2015/10-12)	4Q (2016/1-3)	12 months (’15/4-’16/3)	1Q (2016/4-6)	2Q (2016/7-9)	3Q (2016/10-12)	4Q (2017/1-3)	12 months (’16/4-’17/3)		Forecast 12 months (’17/4-’18/3)
R&D Expenses (billions of yen)	265.7	264.1	270.3	255.4	1,055.6	274.1	258.2	261.5	243.5	1,037.5		1,050.0
Depreciation Expenses (billions of yen)	200.3	216.7	226.8	241.2	885.1	205.8	215.1	225.3	246.9	893.2		950.0	(Note 7)
Geographic Information
Japan	99.5	115.7	121.3	129.4	466.2	111.9	120.2	125.4	139.6	497.2		530.0
North America	49.2	49.5	48.9	46.3	194.0	42.0	43.1	44.0	49.1	178.4		190.0
Europe	12.5	12.2	14.2	18.7	57.7	11.1	11.7	13.3	14.0	50.3		60.0
Asia	30.1	32.7	34.3	36.7	133.9	32.2	31.5	33.1	34.8	131.7		130.0
Other	8.9	6.4	7.9	9.8	33.1	8.4	8.3	9.3	9.3	35.4		40.0
Capital Expenditures (billions of yen)	300.1	260.4	303.5	428.3	1,292.5	253.3	257.8	268.2	432.3	1,211.8		1,300.0	(Note 7)
Geographic Information
Japan	109.1	141.6	145.2	250.8	646.8	135.1	137.3	133.7	233.9	640.2		680.0
North America	57.4	48.6	57.6	70.4	234.2	70.1	85.3	84.4	134.5	374.5		320.0
Europe	10.5	16.4	14.6	36.1	77.7	10.8	12.9	12.8	22.3	58.9		70.0
Asia	90.6	29.2	66.7	53.1	239.7	29.1	14.4	29.2	30.2	103.1		140.0
Other	32.4	24.4	19.2	17.7	93.9	8.0	7.7	7.9	11.2	34.9		90.0
Total Liquid Assets (billions of yen)	8,794.4	9,160.1	9,001.3	9,229.9	9,229.9	8,700.2	8,469.6	8,819.3	9,199.5	9,199.5	(Note 8)
Total Assets (billions of yen)	48,821.4	48,574.5	48,922.9	47,427.5	47,427.5	44,524.3	43,776.1	48,111.4	48,750.1	48,750.1
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	17,205.0	17,039.6	17,287.4	16,746.9	16,746.9	16,127.8	16,391.9	17,293.2	17,514.8	17,514.8
Return on Equity (%)	15.2	14.2	14.6	10.0	13.8	13.4	9.6	11.5	9.1	10.6
Return on Asset (%)	5.4	5.0	5.2	3.5	4.9	4.8	3.6	4.2	3.3	3.8
Number of Consolidated Subsidiaries (including Variable Interest Entities)					548					597
No. of Affil. Accounted for Under the Equity Method					54					54

Analysis of Consolidated Net Income for FY2017(Note 2) (billions of yen, approximately)	4Q (2017/1-3)	12 months (’16/4-’17/3)
Marketing Efforts	-90.0	210.0
Effects of Changes in Exchange Rates*	-5.0	-940.0
Cost Reduction Efforts	135.0	440.0
From Engineering	110.0	370.0
From Manufacturing and Logistics	25.0	70.0
Increases in Expenses, etc.	-135.0	-530.0
Other	-14.3	-39.5
(Changes in Operating Income)	-109.3	-859.5
Non-operating Income	8.6	70.0
Equity in Earnings of Affiliated Companies	42.6	32.9
Income Taxes, Net Income Attributable to Noncontrolling Interests	29.8	275.0
(Changes in Net Income)(Note 2)	-28.2	-481.5

*	Translational impacts concerning operating income of overseas subsidiaries and concerning provisions in foreign currencies at the end of the fiscal year are included in “Effects of changes in exchange rates” from the consolidated fiscal year ended March 31, 2017 and on a quarterly basis, from the fourth quarter of the fiscal year (Three months ended March 31, 2017).

Supplemental 3